SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): _X_ Form 10-K ____ Form 20-F ____ Form 11-K ____ Form 10-Q ____ Form N-SAR

For Period Ended: December 31, 2000
___ *Transition Report on Form 10-K*
___ *Transition Report on Form 20-F*
___ *Transition Report on Form 11-K*
___ *Transition Report on Form 10-Q*
___ *Transition Report on Form N-SAR*
For the Transition Period Ended: ________________________

THE MONTANA POWER COMPANY

(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 East Broadway, Butte, Montana	**59701-9394**
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code **(406) 497-3000**

Read Instructions (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Annual Report on Form 10-K for the period ended December 31, 2000 in its entirety.

PART I – REGISTRANT INFORMATION

The Montana Power Company
Full Name of Registrant

Former Name if Applicable

40 East Broadway
Address of Principal Executive Office *(Street and Number)*

Butte, Montana 59701–9394
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date. (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

On December 27, 2000, in conjunction with the pending sale of our electric and natural gas utility business and our planned restructuring and transition to a telecommunications business, we filed with the Securities and Exchange Commission (SEC) a preliminary proxy statement/prospectus. We received comments from the SEC staff on January 30, 2001. Comment No. 68 addressed a loss provision that we recorded in the third quarter 2000 relating primarily to a long-term power supply agreement with an industrial customer.

On February 27, 2001, we filed a revised proxy statement/prospectus in response to the January 30 comments from the SEC. In addition, we participated in a telephone conversation with a representative from the SEC’s Division of Corporate Finance on Monday, March 12, during which we

discussed the loss provision recorded in the third quarter 2000. On Tuesday, March 13, we participated in a telephone conversation with the representative from the SEC's Division of Corporate Finance and two representatives from the SEC's Chief Accountant's Office, at the end of which we were requested to provide written material supporting our position regarding the provision. On Wednesday, March 14, we received a second SEC Comment Letter that referenced this issue and the March 13 telephone conversation. By letter dated March 23, 2001, we supplied the requested information. On March 30, 2001, representatives of PricewaterhouseCoopers LLP, our outside auditors, and the SEC staff participated with us in a telephone conference call. As a result of the conference call, the SEC staff is considering our position with respect to the loss provision, and we are considering the SEC staff's position.

In our telephone conversation with the SEC staff on March 30, 2001, we advised the SEC staff that we would not file our 2000 Annual Report on Form 10-K until this matter is resolved. We are unable, therefore, to file our 2000 Annual Report on Form 10-K prior to the filing deadline without the expenditure of unreasonable effort and expense. We expect the matter to be resolved and our 2000 Annual Report on Form 10-K to be filed within fifteen calendar days.

PART IV – OTHER INFORMATION

(1) *Name and telephone number of person to contact in regard to this notification*:

J.P. Pederson
Vice Chairman and Chief Financial Officer — (406) 497-5422
(Name) — (Telephone Number)

(2) *Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)*. _X_ Yes ___ No

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(3) *Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?*
___ Yes ___ No _X_ Depends on SEC staff's definitive position.

Because the SEC staff has agreed to consider our position, it is possible that no changes to our 2000 earnings – preliminarily reported in Forms 8-K dated January 30, 2001 and March 5, 2001 – will be required. If the SEC staff disagrees with our position on this matter and we reverse the loss provision, we will restate our previously reported earnings and also report our consolidated financial position and cash flows in accordance with the position of the SEC staff. If we reverse the loss provision, our basic earnings per share for 2000 will increase by $0.04, from $1.82 per share to $1.86 per share.

The Montana Power Company
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

THE MONTANA POWER COMPANY
(Registrant)

By /s/ J.P. Pederson
J.P. Pederson
Vice Chairman and Chief
Financial Officer

Dated: April 2, 2001

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

1. *This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.*
2. *One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.*
3. *A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.*
4. *Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.*
5. *Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).*